September 9, 2024

Christopher Hall
President and Chief Executive Officer
Personalis, Inc.
6600 Dumbarton Circle
Fremont, CA, 94555

       Re: Personalis, Inc.
           Registration Statement on Form S-3
           Filed August 30, 2024
           File No. 333-281886
Dear Christopher Hall:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Augustin at 202-551-8483 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Laura Berezin